UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Williams-Sonoma, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-14077	94-2203880
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3250 Van Ness Avenue, San Francisco, California	94109
(Address of principle executive offices)	(Zip code)

David R. King (415) 421-7900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Under the final rule, a company that uses any of the designated minerals is required to conduct a reasonable ‘country of origin’ inquiry that must be performed in good faith and be reasonably designed to determine whether any of its minerals originated in the covered countries or are from scrap or recycled sources.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Williams-Sonoma, Inc. and its concepts are retailers of high-quality consumer products for the kitchen and home, including kitchen essentials, dinnerware, cookware, electrics, cutlery, furniture, bedding, bathroom accessories, lighting, decorative accessories, rugs, curtains, gifts, hardware, small leather goods, jewelry, and home décor.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2018 is publicly available electronically at http://ir.williams-sonomainc.com/sec-filings.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2018 is filed as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Williams-Sonoma, Inc.

/s/ Julie Whalen
Julie Whalen
Chief Financial Officer

Date: May 31, 2019